0-30076

02050620

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

**FORM 6-K**

**Report of Foreign Private Issuer**
**Pursuant to Rule 13a-16 or 15d-16 Under**
**the Securities Exchange Act of 1934**



August 12, 2002

**Forbes Medi-Tech Inc.**
(Commission File No. 0-30076)

**200-750 West Pender Street**
**Vancouver, British Columbia, Canada V6C 2T8**
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X____ Form 40-F________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes________ No____X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ____________



CR

## Exhibit Index

| Exhibit No. | Description |
| --- | --- |
| 1. | Press Release |

August 12, 2002

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Forbes Medi-Tech Inc.

Date: August 12, 2002

By:____________________________
Charles Butt
President & CEO

**Forbes Medi-Tech**
INC.
*"Developing Nutraceuticals & Pharmaceuticals from Nature"*

***News Release***

**For Immediate Release**

## Forbes Medi-Tech Announces Private Placement Offerings

**Vancouver, British Columbia – August 12, 2002** Forbes Medi-Tech Inc. (TSE:FMI and NASDAQ:FMTI) announced today it is undertaking a non-brokered private placement primarily in B.C. and Ontario. The financing is being conducted by way of Offering Memorandum at a price of $0.65 per unit.

Each Unit will consist of one Common Share plus .08 of a Common Share Purchase Warrant ("Warrant"). Each whole Warrant will entitle the holder to purchase one common share at a price of $1.00 for 18 months. All securities issued will be subject to a 4 month hold.

In addition to the non-brokered private placement, Forbes is undertaking two concurrent offerings through brokerage firms in Toronto and New York. These brokered private placements are independent of the non-brokered private placement being offered in B.C. and Ontario.

All offerings are subject to regulatory approval.

Forbes Medi-Tech Inc. is a biopharmaceutical company dedicated to the research, development and commercialization of innovative pharmaceuticals and nutraceutical products for the prevention and treatment of cardiovascular and related diseases. By extracting plant sterols from wood pulping by-products, Forbes has developed cholesterol-lowering agents used both as pharmaceutical therapeutics and functional food ingredients.

**ON BEHALF OF THE BOARD OF DIRECTORS OF FORBES MEDI-TECH INC.**

**Charles Butt**
**President & CEO**

###

**For more information, please contact:**
Darren Seed
Manager, Investor Relations
Telephone: (604) 681-8976
E-mail: dseed@forbesmedi.com